UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENESIS URANIUM CORP.
(Name of Registrant as Specified in its charter)

NEVADA	000-52445	33-1133537
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

435 Martin Street, Suite 3080
Blaine, WA 98273
(Address of principal executive offices)

(360) 332-3170
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

GENESIS URANIUM CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GENESIS URANIUM CORP.

GENERAL

This Information Statement is being mailed commencing on or about December 3, 2007 by Genesis Uranium Corp. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

On November 30, 2007, Curt White, the majority stockholder, the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of the Company, entered into a Stock Transfer Agreement with Randy White (the “Stock Transfer Agreement”). Under the terms of the Stock Transfer Agreement, Mr. Curt White has agreed to sell 13,000,000 shares of the Company’s common stock to Mr. Randy White, in consideration of which, Mr. Randy White has agreed to pay $5,200, being $0.0004 per share, to Mr. Curt White (the “Share Transfer”).

Upon closing of the Share Transfer, it is anticipated that our Board of Directors, consisting of Curt White and David R. Deering, will be replaced by Randy White. In addition, Mr. Randy White will replace Mr. Curt White as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. Mr. Deering will continue to act as Vice-President, Exploration of the Company. The resignations of Mr. Curt White and Mr. Deering and the appointment of Mr. Randy White will not be effective until at least 10 days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of November 30, 2007 (the “Record Date”), there were 19,101,563 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers as defined under Item 402(a)(2) of Regulation SB; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
SECURITY OWNERSHIP OF MANAGEMENT
Common Stock	Curt White Director, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer #31 – 6465 184A Street Surrey, BC, Canada V3S 8X9	13,750,000 (direct)	71.98%
Common Stock	David R. Deering Director and Vice-President, Exploration Suite 680, 1066 West Hastings Street Vancouver, BC, Canada V6E 3X1	Nil (direct)	Nil
Common Stock	All Officers and Directors as a Group (2 persons)	13,750,000	71.98%
5% Stockholders
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
Common Stock	Curt White Director, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer #31 – 6465 184A Street Surrey, BC, Canada V3S 8X9	13,750,000 (direct)	71.98%
Common Stock	Randy White Praha 1 Centrum Klimentska 46 11002 Prague, Czech Republic	13,000,000(2) (direct)	68.06%

Notes

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of November 30, 2007 (the “Record Date”), there were 19,101,563 shares of the Company’s common stock issued and outstanding.

(2)	Those shares noted as being beneficially owned by Randy White represent those shares that Mr. Randy White will acquire upon closing of the Share Transfer.

CHANGES IN CONTROL

Upon completion of the Share Transfer, there will be a change in control of the Company. Mr. Randy White has agreed to pay $5,200, being $0.0004 per share, to Mr. Curt White for 13,000,000 shares of the Company’s common stock.

Upon closing the Share Transfer, it is anticipated that the Company’s Board of Directors, consisting of Mr. Curt White and Mr. Deering, will be replaced by Mr. Randy White. In addition, Mr. Randy White will replace Mr. Curt White as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that the Share Transfer will close on or about December 13, 2007 (the “Closing Date”), which is 10 days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Mr. Randy White is expected to replace Mr. Curt White and Mr. Deering on the Company’s Board of Directors, thus becoming the Company’s sole director. It is also anticipated that Mr. Randy White will replace Mr. Curt White as Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. Mr. Deering will continue to act as Vice-President, Exploration of the Company.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Curt White (current)	41	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

David R. Deering (current)	59	Vice-President Exploration and Director

Randy White (proposed)	39	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Curt White has been our President and a member of our Board of Directors since our inception on April 5, 2002. Mr. White has been our Secretary and Treasurer since May 24, 2006. Since 1989, Mr. White has been employed by F.R. Imaging 1990 Ltd., an X-ray and ultrasound systems service and repair company. Mr. White received an Engineering Technologist Diploma from the British Columbia Institute of Technology in 1989.

David R. Deering has been our Vice President of Exploration and a member of our Board of Directors since September 17, 2007. Mr. Deering has extensive management experience in the mineral exploration industry covering all aspects of strategic planning, budgeting, logistics and technical evaluation. He has worked as an independent consultant in the area of mine development: property acquisition, geology, economic evaluation of mineral deposits, mining, metallurgy and environmental impact.

Mr. Deering’s early career emphasis was in the mining machinery sector, R&D and sales engineering, evaluation of mining methods and industry practices on a worldwide basis in open pit and underground mining operations. Mr. Deering has also worked on the development of innovative mining equipment suitable for incorporation into advanced, essentially continuous, high productivity underground mining systems.

Mr. Deering is registered as a Professional Engineer by the Association of Professional Engineers and Geoscientists of British Columbia and holds a Bachelor of Science in Mining Engineering from Colorado School of Mines, Golden, CO and a Diploma in Technology from BCIT, Vancouver, Canada.

Mr. Deering has also served as officers and/or directors of numerous public and private companies.

Randy White is currently the President of Stratus Investments Group, a private investment enterprise he founded in 1999. Working and living in both North America and Europe, Mr. White has successfully managed an array of business activities including real-estate investment, corporate finance and consulting for both private and public resource companies.

TERMS OF OFFICE

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

On August 21, 2002, the Company issued 5,500,000 pre-split (13,750,000 post-split) shares of common stock to Curt White, the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and a member of the Company’s board of directors, at a price of $0.001 per pre-split share ($0.0004 per post-split share). The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. As such, none of our directors can be classified as independent directors under this definition.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s entire Board of Directors performs these functions. The Company does not have charters for any of the above committees.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Since the Company’s inception, we have not paid any compensation to Mr. Curt White, the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

We have not granted any equity awards since our inception.

EMPLOYMENT CONTRACTS

We do not currently have an employment, consulting or other compensation agreement with Mr. Curt White, the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and director.

On September 17, 2007, the Company entered into a management consulting agreement with David R. Deering, whereby the Company agreed to pay Mr. Deering a consulting fee of $6,000 per month, in consideration of which, Mr. Deering agreed to act as the Company’s Vice President of Exploration. The term of the agreement is for a period of two years expiring as at the close of business on September 16, 2009, unless otherwise terminated pursuant to the terms of the agreement or extended by the Company’s Board of Directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

GENESIS URANIUM CORP.

Dated: December 3, 2007

/s/ Curt White
CURT WHITE
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer